Exhibit 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the years ended December 31,
	2017	2016	2015	2014	2013

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$130,165	$52,004	$(29,929)	$6,814	$35,318
Distributed income of equity investees	20,781	622	1,223	1,164	1,650
Amortization of capitalized interest	5,019	4,899	4,277	3,840	3,557
Fixed charges - per below	88,529	101,574	129,307	138,007	132,146
Less:
Capitalized interest	(3,527)	(12,835)	(12,150)	(6,803)	(3,137)

Earnings before fixed charges	$240,967	$146,264	$92,728	$143,022	$169,534

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$84,321	$88,083	$116,511	$130,621	$127,585
Capitalized interest	3,527	12,835	12,150	6,803	3,137
Ground leases and other	681	656	646	583	1,424

Total Fixed Charges	88,529	101,574	129,307	138,007	132,146

Income allocated to preferred shareholders	2,032	6,900	6,900	6,900	6,900

Total Preferred Distributions	2,032	6,900	6,900	6,900	6,900

Total combined fixed charges and preferred distributions	$90,561	$108,474	$136,207	$144,907	$139,046

Ratio of earnings to combined fixed charges and preferred distributions	2.66	1.35	(a)	(a)	1.22

(a)

Due to the registrant's loss in the period, the coverage ratio was less than 1:1.  The registrant must generate additional earnings of $43,479 for the year ended December 31, 2015 and $1,885 for the year ended December 31, 2014 to achieve a coverage ratio of 1:1.